Filed pursuant to Rule 433
Registration Statement No. 333-137902
Dated August 7, 2008

Release

DEUTSCHE BANK TO ISSUE ELEMENTS SM EXCHANGE-TRADED NOTES LINKED TO BENJAMIN GRAHAM SM INTELLIGENT VALUE INDICES

NEW YORK, August 7, 2008 – Deutsche Bank today announced that it will issue ELEMENTSSM Exchange-Traded Notes (ETNs) linked to Benjamin GrahamSM Intelligent Value Indices.  The ETNs will be the first to offer investors exposure to indices based on the investment philosophy of Benjamin Graham, which seeks to identify businesses with strong, liquid balance sheets that trade at a discount to their implied intrinsic value.

The ETNs will be listed on the NYSE Arca, as follows:

Benjamin Graham Large Cap Value ELEMENTS	(NYSE Arca: BVL)
Benjamin Graham Small Cap Value ELEMENTS	(NYSE Arca: BSC)
Benjamin Graham Total Market Value ELEMENTS	(NYSE Arca: BVT)

Benjamin Graham ELEMENTS ETNs are senior unsecured obligations of Deutsche Bank that are linked to the performance of the Benjamin GrahamLarge Cap Value Index – Total Return, or the Benjamin Graham Small Cap Value Index –  Total Return, or the Benjamin Graham Total Market Value Index – Total Return. Deutsche Bank will issue the Benjamin Graham ELEMENTS ETNs in denominations of $10 and they will be distributed by Nuveen Investments and Merrill Lynch & Co, Inc.

“The ELEMENTS ETNs linked to the Benjamin Graham Intelligent Value Indices offer a convenient way to access the pioneering investment philosophy of Mr. Graham,” said Michael Nadel, Director in the Global Markets division at Deutsche Bank. “We are pleased to once again partner with Nuveen and Merrill Lynch to bring innovative products to market.”

ELEMENTS ETNs are designed to track the return of specific underlying market indexes and seek to provide convenient access to strategies and markets that traditionally have not been readily available to individual investors.  ELEMENTS ETNs can be purchased or sold through brokers, financial advisors and most trading platforms.  For more information about ELEMENTS, please visit www.ELEMENTSetn.com or call 1-877-ETN-ADVICE (1-877-386-2384).

For further information please call:

Renee Calabro                                            +1-212-250-5525
Media Relations

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 80,253 employees in 76 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

www.db.com

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.